Peter Zundorf to head up Schering's Oncology Business Area

Berlin, January 26, 2006 - Mr. Peter Zundorf, (49), will become Head of the Oncology business area at Schering AG (FSE: SCH, NYSE: SHR) with effect from February 1, 2006.

Prior to his appointment, Mr. Zundorf was Head of Schering's European Business Unit Oncology.

In his new position, Zundorf will be responsible for managing the product and project portfolio of Schering's oncology business including commercialization of Schering AG's product portfolio and will report to Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for Development and Oncology.

Prior to joining Schering in 2005, Zundorf held positions within Sanofi-Aventis Corporation, where he headed the Marketing and Sales organization of Aventis Pharma Germany and was later accountable as General Manager for Commercial Operations. Before joining Sanofi-Aventis he held various international positions within the Rhone-Poulenc Group with special emphasis on oncology business. He started his career in the pharmaceutical industry joining the medical department at Bayer AG in Germany.

Peter Zundorf has a degree in medicine from the University of Cologne
(Germany).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. In Oncology, Schering AG maintains a prominent leadership position by offering a range of hematological and solid tumor treatments. Schering AG is strongly invested in bringing to market an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people with cancer. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contact at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de


Additional information at: www.schering.de/eng